RECEIVED

2007 FEB -6 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

February 1, 2007

07020868

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Overview of Third Quarter Financial Results for the Fiscal Year.
  (Posted in our web site at http://www.nintendo.co.jp/n10/news/070125e.pdf on January 25, 2007)
- Reference data for 3Q Earnings Release Briefing

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

Kenichi Sugimoto
Enclosure

CONSOLIDATED FINANCIAL HIGHLIGHTS

FASF MEMBERSHIP

January 25, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

1. Consolidated Results for the Nine Months Ended December 2005 and 2006, and Year Ended March 2006

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Nine months ended Dec. 31, '06	712,589	72.8	167,633	102.5	220,713	50.5	131,916	43.1
Nine months ended Dec. 31, '05	412,339	(1.7)	82,783	(19.7)	146,694	27.2	92,185	36.1
Year ended Mar. 31, '06	509,249		90,349		160,759		98,378	

	Net income per share
	yen
Nine months ended Dec. 31, '06	1,031.32
Nine months ended Dec. 31, '05	713.96
Year ended Mar. 31, '06	762.28

[Note] Percentage for net sales, operating income etc. show increase (decrease) from previous third quarter period.

With respect to the handheld game products of the electronic entertainment division, both "Nintendo DS" hardware and software recorded very strong sales for the nine month period ended December 31, 2006. "Nintendo DS" hardware has been the fastest rising game platform ever in the Japan market, and, in addition, has sold well in overseas markets. As a result, sales in the first three quarters have reached 18.88 million units on a worldwide basis. As for "Nintendo DS" software, net sales have also accelerated, supported by a number of millon-seller titles. Sales have been led by "New Super Mario Bros.", with 8.64 million units sold on a worldwide basis and continuing strong sales of "Touch! Generations" titles such as "Brain Age: Train Your Brain in Minutes a Day!" and "Nintendogs".

In the console business, "Wii" hardware (launched at the end of last year) got off to a favorable start and "Wii" software titles such as "The Legend of Zelda : Twilight Princess" enjoyed brisk sales as well.

As a result, net sales rose to 712.5 billion yen (72.8% up y/y), causing operating income to reach 167.6 billion yen (102.5% up y/y) despite a rise in selling, general, and administrative expenses, which was primarily driven by higher marketing expenses. Income before income taxes and extraordinary items was 220.7 billion yen (50.5% up y/y) primarily due to 26.0 billion yen (45.2 billion yen last nine-month period) of foreign exchange gains. Net income reached 131.9 billion yen exceeding last year by 43.1%.

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Dec. 31, '06	1,486,890	1,060,290	71.3	8,288.47
As of Dec. 31, '05	1,180,069	967,986	82.0	7,567.36
As of Mar. 31, '06	1,160,703	974,091	83.9	7,613.79

【Consolidated cash flows】

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - Ending
	million yen	million yen	million yen	million yen
Nine months ended Dec. 31, '06	115,073	54,019	(49,311)	763,523
Nine months ended Dec. 31, '05	(749)	(52,427)	(59,355)	726,805
Year ended Mar. 31, '06	46,382	(208,807)	(60,166)	617,139

Total assets as of December 31, 2006 increased by 326.1 billion yen compared to the previous fiscal year-end to 1,486.8 billion yen, mainly due to the increase in notes and trade accounts receivable resulting from the recent boost in net sales.

As for consolidated cash flows, net cash from operating activities increased by 115.0 billion yen primarily due to subtracting the payment of income taxes from the income before income taxes and minority interests. Net cash from investing activities increased by 54.0 billion yen primarily due to proceeds from time deposits exceeding the transfer payments for deposits. Net cash from financing activities decreased by 49.3 billion yen primarily due to the payment of cash dividends. As a result, net cash and cash equivalents during the nine month period ended December 31, 2006 increased by 146.3 billion yen versus the beginning of the reporting period to 763.5 billion yen.

[Note] Forecast of consolidated results for the fiscal year ending March 2007 (April 1, 2006 - March 31, 2007)

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income
	million yen	million yen	million yen	million yen
Year ending March 31, 2007	900,000	185,000	210,000	120,000

Estimated annual earnings per share: 938.16 yen

※ Note with respect to financial forecast

The consolidated earnings forecast for the fiscal year ending March 2007 remains unchanged from the forecast announced on January 10, 2007.

Estimated exchange rates for the fiscal year ending March 2007 are 115 yen per U.S. dollar and 143 yen per euro.

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

1. Summary of Consolidated Balance Sheets

million yen, %

Description	As of December 31, 2006	As of March 31, 2006	Increase (Decrease)		As of December 31, 2005
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	866,585	812,064	54,521		795,172
Notes and trade accounts receivable	190,321	43,826	146,495		112,071
Inventories	47,981	30,835	17,146		37,425
Other current assets	208,308	133,518	74,789		99,915
Allowance for doubtful accounts	(2,258)	(1,514)	(744)		(2,131)
Total current assets	**1,310,938**	**1,018,730**	**292,208**	**28.7**	**1,042,454**
II Fixed assets					
Total fixed assets	**175,952**	**141,972**	**33,979**	**23.9**	**137,615**
Total assets	**1,486,890**	**1,160,703**	**326,187**	**28.1**	**1,180,069**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	263,893	83,817	180,075		108,224
Accrued income taxes	62,394	53,040	9,354		46,494
Other current liabilities	95,175	45,416	49,758		52,607
Total current liabilities	**421,462**	**182,274**	**239,188**	**131.2**	**207,326**
II Non-current liabilities					
Total non-current liabilities	**5,137**	**4,161**	**975**	**23.5**	**4,567**
Total liabilities	**426,599**	**186,435**	**240,164**	**128.8**	**211,894**
(Minority interests)					
Minority interests	-	**176**	-	-	**188**
(Shareholders' equity)					
I Common stock	-	**10,065**	-	-	**10,065**
II Additional paid-in capital	-	**11,585**	-	-	**11,584**
III Retained earnings	-	**1,096,073**	-	-	**1,089,881**
IV Unrealized gains on other securities	-	**10,717**	-	-	**10,614**
V Translation adjustments	-	**762**	-	-	**921**
VI Treasury stock, at cost	-	**(155,112)**	-	-	**(155,079)**
Total shareholders' equity	-	**974,091**	-	-	**967,986**
Total liabilities, minority interests, and shareholders' equity	-	**1,160,703**	-	-	**1,180,069**
(Net assets)					
I Owners' equity					
Common stock	10,065	-	-	-	-
Additional paid-in capital	11,586	-	-	-	-
Retained earnings	1,177,919	-	-	-	-
Treasury stock, at cost	(155,302)	-	-	-	-
Total owners' equity	**1,044,268**	-	-	-	-
II Valuation and translation adjustments					
Unrealized gains on other securities	8,824	-	-	-	-
Translation adjustments	7,051	-	-	-	-
Total valuation and translation adjustments	**15,875**	-	-	-	-
III Minority interests	**146**	-	-	-	-
Total net assets	**1,060,290**	-	-	-	-
Total liabilities and net assets	**1,486,890**	-	-	-	-

2. Summary of Consolidated Statements of Income

million yen, %

Description	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Increase (Decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	%	Amount
I Net sales	712,589	412,339	300,249	72.8	509,249
II Cost of sales	411,862	237,322	174,539		294,133
Gross margin	**300,727**	**175,017**	**125,710**	**71.8**	**215,115**
III Selling, general, and administrative expenses	133,093	92,233	40,859		124,766
Operating income	**167,633**	**82,783**	**84,850**	**102.5**	**90,349**
IV Other income	53,793	64,268	(10,474)		70,897
Foreign exchange gain	26,069	45,226	(19,157)		45,515
Other	27,724	19,042	8,682		25,381
V Other expenses	714	357	356		487
Income before income taxes and extraordinary items	**220,713**	**146,694**	**74,018**	**50.5**	**160,759**
VI Extraordinary gains	1,047	6,888	(5,840)		7,360
VII Extraordinary losses	27	255	(228)		1,648
Income before income taxes and minority interests	**221,734**	**153,327**	**68,406**	**44.6**	**166,470**
Income taxes	89,847	61,176	28,671		68,138
Minority interests	(29)	(34)	4		(46)
Net income	**131,916**	**92,185**	**39,730**	**43.1**	**98,378**

3. Summary of Consolidated Statements of Cash Flows

million yen

Description	Nine months ended December 31, 2006 Amount	Nine months ended December 31, 2005 Amount	Year ended March 31, 2006 Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	221,734	153,327	166,470
Foreign exchange loss (gain)	(27,807)	(46,085)	(46,577)
Decrease (increase) in notes and trade accounts receivable	(137,913)	(56,315)	9,140
Decrease (increase) in inventories	(15,069)	15,408	21,554
Increase (decrease) in notes and trade accounts payable	135,927	454	(28,679)
Other, net	18,176	(14,042)	(23,909)
Sub-total	195,045	52,746	97,999
Income taxes paid	(103,528)	(70,322)	(74,853)
Other, net	23,556	16,826	23,236
Net cash provided by (used in) operating activities	**115,073**	**(749)**	**46,382**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	91,735	(74,531)	(202,461)
Proceeds from sale or redemption (payment for acquisition) of securities	7,284	13,193	(8,445)
Proceeds from (payment for) investments in securities	(39,407)	10,663	4,767
Other, net	(5,592)	(1,752)	(2,666)
Net cash provided by (used in) investing activities	**54,019**	**(52,427)**	**(208,807)**
III Cash flows from financing activities			
Cash dividends paid	(49,111)	(34,171)	(34,943)
Other, net	(200)	(25,183)	(25,223)
Net cash provided by (used in) financing activities	**(49,311)**	**(59,355)**	**(60,166)**
IV Effect of exchange rate changes on cash and cash equivalents	**26,603**	**46,609**	**47,003**
V Net increase (decrease) of cash and cash equivalents	**146,384**	**(65,921)**	**(175,587)**
VI Cash and cash equivalents - Beginning	**617,139**	**792,727**	**792,727**
VII Cash and cash equivalents - Ending	**763,523**	**726,805**	**617,139**

4. Consolidated Sales Information

million yen

Business Category	Main Products	Nine Months Ended December 31, 2006	Nine Months Ended December 31, 2005	Year ended March 31, 2006
Electronic Entertainment Products	Hardware	419,151	232,467	281,484
	Software	291,260	178,263	225,588
	Sub-Total	710,411	410,731	507,072
Other	Playing Cards, Karuta, etc.	2,177	1,608	2,176
Total		712,589	412,339	509,249

5. Supplementary Information

(1) Consolidated sales units, number of new titles, and sales unit forecast

Sales Units in Ten Thousands
Number of New Titles Released

			Nine months Apr.-Dec. '06	Nine months Apr.-Dec. '05	Life-to-date Dec. '06	Forecast Apr. '06-Mar. '07
Game Boy Advance	Hardware	Japan	9	92	1,664	
		The Americas	260	417	4,070	
		Other	104	236	2,152	
		Total	373	746	7,886	400 *1
of which Game Boy Advance SP		Japan	8	35	650	
		The Americas	211	371	2,306	
		Other	92	154	1,178	
		Total	310	561	4,133	
of which Game Boy Micro		Japan	2	57	60	
		The Americas	49	47	96	
		Other	6	78	85	
		Total	57	182	240	
	Software	Japan	237	635	7,219	
		The Americas	2,350	3,031	20,608	
		Other	890	1,429	8,423	
		Total	3,477	5,095	36,250	3,600
	New titles	Japan	16	61	786	
		The Americas	101	151	967	
		Other	95	144	890	
Nintendo DS	Hardware	Japan	753	358	1,443	
		The Americas	506	243	1,018	
		Other	629	315	1,100	
		Total	1,888	916	3,561	2,300 *2
of which Nintendo DS Lite		Japan	731	-	789	
		The Americas	484	-	484	
		Other	460	-	460	
		Total	1,675	-	1,733	
	Software	Japan	3,986	1,468	6,520	
		The Americas	2,872	1,238	4,955	
		Other	2,522	885	3,949	
		Total	9,380	3,590	15,423	10,000
	New titles	Japan	191	100	364	
		The Americas	120	74	235	
		Other	116	59	216	
Nintendo GameCube	Hardware	Japan	2	18	402	
		The Americas	56	155	1,274	
		Other	8	40	476	
		Total	66	212	2,152	-
	Software	Japan	38	265	2,735	
		The Americas	1,320	2,030	13,485	
		Other	169	513	4,215	
		Total	1,527	2,807	20,435	1,600
	New titles	Japan	7	33	275	
		The Americas	39	76	548	
		Other	27	53	451	
Wii	Hardware	Japan	114	-	114	
		The Americas	125	-	125	
		Other	80	-	80	
		Total	319	-	319	600
	Software	Japan	433	-	433	
		The Americas	902	-	902	
		Other	416	-	416	
		Total	1,751	-	1,751	2,100 *3
	New titles	Japan	21	-	21	
		The Americas	33	-	33	
		Other	27	-	27	

[Notes] New titles-Other include new titles in the European and Australian markets.

*1 the sum of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro units

*2 the sum of Nintendo DS and Nintendo DS Lite units

*3 software bundled with Wii hardware not included in the forecast

(2) Balance of assets in major foreign currencies without exchange contract (non-consolidated)

million US dollars / euros

		As of Dec. 31, '06 Ending Balance	Average Exchange Rate Apr.-Dec. '06	Exchange Rate as of Dec. 31, '06
US$	Cash and Deposits	2,904	US$1.00 =	
	Accounts Receivable	977	¥116.19	¥119.11
EUR	Cash and Deposits	968	EUR1.00 =	
	Accounts Receivable	531	¥147.96	¥156.50

Launch Dates of Primary NINTENDO Products by Region (Apr. - Dec. 2006)

Nintendo GameCube				Wii	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)			Wii	2006/12/2
	(Software)	Odama	2006/4/13	Wii Sports	2006/12/2
		Legend of Zelda, The:Twilight Princess	2006/12/2	Wario Ware: Smooth Moves	2006/12/2
				Legend of Zelda, The:Twilight Princess	2006/12/2
				Wii Play (Wii Remote bundled)	2006/12/2
				Pokemon Battle Revolution	2006/12/14
The United States	(Hardware)			Wii (Wii Sports bundled)	2006/11/19
	(Software)	Odama	2006/4/10	Legend of Zelda, The:Twilight Princess	2006/11/19
		Baten Kaitos Origins	2006/9/25	Excite Truck	2006/11/19
		Legend of Zelda, The:Twilight Princess	2006/12/11		
Europe	(Hardware)			Wii (Wii Sports bundled)	2006/12/8
	(Software)	Chibi-Robo!	2006/5/26	Legend of Zelda, The:Twilight Princess	2006/12/8
		Legend of Zelda, The:Twilight Princess	2006/12/15	Wii Play (Wii Remote bundled)	2006/12/8

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Dates of Primary NINTENDO Products by Region (Apr. - Dec. 2006)

Region	Category	Game Boy Advance Title	Launch Date	Nintendo DS Title	Launch Date
Japan	(Hardware)				
	(Software)	Eyeshield 21 DEVILBATS DEVILDAYS	2006/4/6	Densetsu no Stafy 4	2006/4/13
		EarthBound 3	2006/4/20	Kanji Sonomama DS Rakubiki Jiten	2006/4/13
		Karuchobit	2006/5/18	Tabi no Yubisashi KaiwachoDS DSseries1 Thai	2006/4/20
		bit Generations dotstream	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries2 China	2006/4/20
		bit Generations BOUNDISH	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries3 Korea	2006/4/20
		bit Generations DIALHEX	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries4 America	2006/4/27
		bit Generations COLORIS	2006/7/27	Tabi no Yubisashi KaiwachoDS DSseries5 Germany	2006/4/27
		bit Generations ORBITAL	2006/7/27	Tetris DS	2006/4/27
		bit Generations DIGIDRIVE	2006/7/27	New Super Mario Bros.	2006/5/25
		bit Generations Soundvoyager	2006/7/27	Mawashite Tsunageru Touch Panic	2006/5/25
		Rhythm Tengoku	2006/8/3	Metroid Prime Hunters	2006/6/1
				Magical Starsign	2006/6/22
				Project Hacker Kakusei	2006/7/13
				Shaberu! DS Oryori Navi	2006/7/20
				Mario Hoops 3-on-3	2006/7/27
				Star Fox Command	2006/8/3
				Chosoju Mecha MG	2006/9/2
				Mogitate Tinkle no Barairo Ruppi-land	2006/9/2
				Yakuman DS (Wi-Fi enabled)	2006/9/14
				Pokémon Diamond	2006/9/28
				Pokémon Pearl	2006/9/28
				Gekito! Custom Robo	2006/10/19
				Otona no Joshikiryoku Training DS	2006/10/26
				Kirby: Squeak Squad	2006/11/2
				Magic Taizen	2006/11/16
				Jump Ultimate Stars	2006/11/23
				Kenko Oen Recipe1000 DS Kondatezenshu	2006/12/7
				Touch de Tanoshimu Hyakuninisshu DS Sigureden	2006/12/14
The United States	(Hardware)			Nintendo DS Lite	2006/6/11
	(Software)	Pokémon Mystery Dungeon: Red Rescue Team	2006/9/18	Brain Age:Train Your Brain in Minutes a Day	2006/4/17
		Final Fantasy V Advance	2006/11/6	New Super Mario Bros.	2006/5/15
				Big Brain Academy	2006/6/5
				Magnetica	2006/6/5
				Sudoku Gridmaster	2006/6/26
				Tenchu: Dark Secret	2006/8/21
				Star Fox Command	2006/8/28
				Mario Hoops 3-on-3	2006/9/11
				Pokémon Mystery Dungeon: Blue Rescue Team	2006/9/18
				Mario vs. Donkey Kong 2: March of the Minis	2006/9/25
				Clubhouse Games	2006/10/9
				Magical Starsign	2006/10/23
				Pokemon Ranger	2006/10/30
				Children of Mana	2006/10/30
				Elite Beat Agents	2006/11/6
				Yoshi's Island DS	2006/11/13
				Kirby: Squeak Squad	2006/12/4
Europe	(Hardware)			Nintendo DS Lite	2006/6/23
	(Software)	Polarium Advance	2006/4/7	Tetris DS	2006/4/21
		Final Fantasy IV Advance	2006/6/2	Trauma Center:Under the Knife	2006/4/28
		Pokémon Mystery Dungeon: Red Rescue Team	2006/11/10	Pokémon Link!	2006/5/5
				Metroid Prime Hunters	2006/5/5
				Super Princess Peach	2006/5/26
				DR. KAWASHIMA'S BRAIN TRAINING HOW OLD IS YOUR BRAIN?	2006/6/6
				Nintendogs Darmatian & Friends	2006/6/16
				New Super Mario Bros.	2006/6/30
				Electroplankton	2006/7/7
				Big Brain Academy	2006/7/7
				42 All-Time Classics	2006/9/29
				English Training	2006/10/13
				Sudoku Master	2006/10/27
				Pokémon Mystery Dungeon: Blue Rescue Team	2006/11/10
				Tenchu: Dark Secret	2006/11/24
				Yoshi's Island DS	2006/12/1

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Nintendo Co., Ltd.

Year Ending March 31, 2007

3Q Earnings Release Briefing

Reference Data

[Note]
Forecasts announced by Nintendo Co., Ltd. (the "Company") herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

Table of Contents

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2006				FY3/2007			
	1Q	2Q	3Q	1Q-3Q	1Q	2Q	3Q	1Q-3Q
Net sales	70,684	105,680	235,975	412,339	130,919	167,897	413,772	712,589
Cost of sales	41,842	61,612	133,868	237,322	67,876	95,097	248,887	411,862
Gross margin	28,842	44,068	102,106	175,017	63,043	72,799	164,884	300,727
(Gross margin ratio)	(40.8%)	(41.7%)	(43.3%)	(42.4%)	(48.2%)	(43.4%)	(39.8%)	(42.2%)
Selling, general, and administrative expenses	25,087	28,209	38,936	92,233	34,241	34,489	64,362	133,093
Operating income	3,754	15,858	63,170	82,783	28,802	38,309	100,521	167,633
(Operating income ratio)	(5.3%)	(15.0%)	(26.8%)	(20.1%)	(22.0%)	(22.8%)	(24.3%)	(23.5%)
Other income	17,724	19,618	26,925	64,268	7,708	20,249	25,835	53,793
(of which foreign exchange gains)	(11,405)	(12,745)	(21,075)	(45,226)	(-)	(10,057)	(16,011)	(26,069)
Other expenses	92	39	225	357	3,840	△ 3,446	320	714
(of which foreign exchange losses)	(-)	(-)	(-)	(-)	(3,462)	(△3,462)	(-)	(-)
Income before income taxes and extraordinary items	21,386	35,438	89,870	146,694	32,670	62,006	126,036	220,713
(Income before income taxes and extraordinary items ratio)	(30.3%)	(33.5%)	(38.1%)	(35.6%)	(25.0%)	(36.9%)	(30.5%)	(31.0%)
Extraordinary gains	1,978	2,592	2,317	6,888	6	246	794	1,047
Extraordinary losses	1	250	3	255	123	△ 122	26	27
Income before income taxes and minority interests	23,363	37,780	92,183	153,327	32,553	62,375	126,804	221,734
Income taxes	9,258	15,283	36,633	61,176	17,012	23,589	49,244	89,847
Minority interests	△ 10	△ 13	△ 10	△ 34	△ 10	△ 8	△ 11	△ 29
Net income	14,115	22,510	55,560	92,185	15,551	38,793	77,571	131,916
(Net income ratio)	(20.0%)	(21.3%)	(23.5%)	(22.4%)	(11.9%)	(23.1%)	(18.7%)	(18.5%)

Consolidated Sales Information

million yen

Business category	Main products	FY3/2006		FY3/2007	
		3Q	1Q−3Q	3Q	1Q−3Q
Electronic Entertainment Products	Hardware	137,945	232,467	250,543	419,151
	Software	97,323	178,263	161,913	291,260
	Sub-total	235,268	410,731	412,457	710,411
Other	Cards, Karuta, etc.	706	1,608	1,315	2,177
Total		235,975	412,339	413,772	712,589

Consolidated Sales Units and Number of New Titles

sales units in ten thousands, number of titles released

			FY3/2006		FY3/2007	
			3Q	1Q−3Q	3Q	1Q−3Q
Game Boy Advance	Hardware	Japan	35	92	2	9
		The Americas	250	417	160	260
		Other	136	236	46	104
		Total	421	746	207	373
of which Game Boy Advance SP		Japan	19	35	2	8
		The Americas	232	371	112	211
		Other	56	154	41	92
		Total	307	561	154	310
Of which Game Boy Micro		Japan	16	57	0	2
		The Americas	18	47	48	49
		Other	78	78	5	6
		Total	112	182	53	57
	Software	Japan	282	635	67	237
		The Americas	1,273	3,031	995	2,350
		Other	764	1,429	435	890
		Total	2,319	5,095	1,497	3,477
	Titles	Japan	23	61	2	16
		The Americas	61	151	26	101
		Other	61	144	43	95
Nintendo DS	Hardware	Japan	207	358	292	753
		The Americas	176	243	267	506
		Other	177	315	321	629
		Total	560	916	879	1,888
of which Nintendo DS Lite		Japan	-	-	291	731
		The Americas	-	-	262	484
		Other	-	-	274	460
		Total	-	-	827	1,675
	Software	Japan	937	1,468	1,922	3,986
		The Americas	781	1,238	1,678	2,872
		Other	542	885	1,463	2,522
		Total	2,260	3,590	5,063	9,380
	Titles	Japan	55	100	91	191
		The Americas	40	74	68	120
		Other	33	59	69	116
Nintendo GameCube	Hardware	Japan	13	18	0	2
		The Americas	91	155	30	56
		Other	26	40	1	8
		Total	130	212	31	66
	Software	Japan	131	265	8	38
		The Americas	1,054	2,030	532	1,320
		Other	299	513	89	169
		Total	1,485	2,807	629	1,527
	Titles	Japan	17	33	1	7
		The Americas	36	76	11	39
		Other	28	53	13	27
Wii	Hardware	Japan	-	-	114	114
		The Americas	-	-	125	125
		Other	-	-	80	80
		Total	-	-	319	319
	Software	Japan	-	-	433	433
		The Americas	-	-	902	902
		Other	-	-	416	416
		Total	-	-	1,751	1,751
	Titles	Japan	-	-	21	21
		The Americas	-	-	33	33
		Other	-	-	27	27

[Note] Titles-Other consists of new titles released in the European and Australian markets.

Consolidated Sales Units of "Nintendo DS" (FY3/2007)

1.Hardware

units in ten thousands



350
300
250
200
150
100
50
0

	Japan	The Americas	Other
■ 1Q	234	78	142
□ 2Q	228	161	166
▩ 3Q	292	267	321

2.Software

units in ten thousands



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0

	Japan	The Americas	Other
■ 1Q	908	438	489
□ 2Q	1,156	756	570
▩ 3Q	1,922	1,678	1,463

1.Hardware

units in ten thousands


140
120
100
80
60
40
20
0
Japan
The Americas
Other
3Q
114
125
80

2.Software

units in ten thousands


1,000
900
800
700
600
500
400
300
200
100
0
Japan
The Americas
Other
3Q
433
902
416

Consolidated Sales Transition by Regions

million units

			FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007 06.4-06.12	Life to date
Japan										
Game Boy Advance		Hardware	106	492	408	315	234	100	9	1,664
		of which SP			*82*	*286*	*232*	*42*	*8*	*650*
		Software	271	1,024	1,693	1,712	1,554	728	237	7,219
Nintendo DS		Hardware					212	478	753	1,443
		of which DS Lite						*58*	*731*	*789*
		Software					382	2,152	3,986	6,520
Nintendo GameCube		Hardware		157	90	99	34	20	2	402
		Software		406	633	850	509	298	38	2,735
Wii		Hardware							114	114
		Software							433	433
Overseas										
Game Boy Advance	Hardware	The Americas		757	780	945	856	472	260	4,070
		of which SP			*83*	*795*	*791*	*426*	*211*	*2,306*
		Other	1	460	377	500	449	261	104	2,152
		of which SP			*46*	*424*	*440*	*176*	*92*	*1,178*
		Total	1	1,217	1,157	1,444	1,305	734	363	6,221
		of which SP			*128*	*1,219*	*1,231*	*602*	*303*	*3,484*
	Software	The Americas		2,338	3,066	4,243	5,077	3,534	2,350	20,608
		Other	1	1,343	1,153	1,535	1,826	1,674	890	8,423
		Total	1	3,682	4,219	5,778	6,903	5,208	3,240	29,031
Nintendo DS	Hardware	The Americas					219	292	506	1,018
		of which DS Lite							*484*	*484*
		Other					95	376	629	1,100
		of which DS Lite							*460*	*460*
		Total					314	668	1,135	2,118
		of which DS Lite							*944*	*944*
	Software	The Americas					475	1,608	2,872	4,955
		Other					192	1,235	2,522	3,949
		Total					667	2,843	5,393	8,903
Nitendo GameCube	Hardware	The Americas		222	291	272	261	172	56	1,274
		Other		1	194	132	98	44	8	476
		Total		223	485	403	358	216	64	1,750
	Software	The Americas		1,027	2,596	2,835	3,318	2,388	1,320	13,485
		Other		3	1,385	1,052	1,015	592	169	4,215
		Total		1,030	3,981	3,886	4,333	2,980	1,489	17,700
Wii	Hardware	The Americas							125	125
		Other							80	80
		Total							205	205
	Software	The Americas							902	902
		Other							416	416
		Total							1,318	1,318

[Note] The figures above are rounded to the nearest million.

Million-Seller Titles
FY3/2007

million units

	FY3/2007 (4/06~12/06)			Life-to-date
	Total	of which		Total
		Japan	Overseas	
Game Boy Advance				
Pokémon Mystery Dungeon: Red Rescue Team	**136**	0	136	**202**
Pokémon Firered/Leafgreen	**120**	13	107	**1,038**
Pokémon Emerald	**100**	13	86	**619**
Nintendo DS				
New Super Mario Bros.	**864**	440	424	**864**
Pokémon Diamond/Pearl	**520**	517	3	**520**
nintendogs	**519**	41	479	**1,184**
Brain Age:Train Your Brain in Minutes a Day	**475**	136	339	**676**
Animal Crossing: Wild World	**343**	160	182	**699**
Motto No wo Kitaeru Otona no DS Training	**224**	224	-	**415**
Mario Kart DS	**214**	81	133	**637**
Pokémon Mystery Dungeon: Blue Rescue Team	**207**	0	206	**282**
Big Brain Academy	**184**	27	157	**303**
Tetris DS	**151**	107	44	**176**
Otona no Joshikiryoku Training DS	**142**	142	-	**142**
Kirby: Squeak Squad	**125**	95	30	**125**
English Training	**124**	93	32	**219**
Wii				
Wii Sports	**297**	92	205	**297**
The Legend of Zelda : Twilight Princess	**247**	56	191	**247**
Wii Play (Wii Remote bundled)	**127**	87	40	**127**

[Note] software bundled with Wii hardware included

Foreign Currency Transaction Information

<table>
<tr><th></th><th colspan="3">(FY3/2007)</th></tr>
<tr><th></th><th>1Q</th><th>2Q</th><th>3Q</th></tr>
<tr><td>Consolidated Net Sales in Foreign Currencies</td><td></td><td></td><td></td></tr>
<tr><td>U.S. Dollar</td><td colspan="3">2 billion</td></tr>
<tr><td>Euro</td><td colspan="3">1.3 billion</td></tr>
</table>

<table>
<tr><th></th><th colspan="3">(FY3/2007)</th><th rowspan="2">Previous year</th></tr>
<tr><th></th><th>1Q</th><th>2Q</th><th>3Q</th></tr>
<tr><td>Average Exchange Rates</td><td></td><td></td><td></td><td></td></tr>
<tr><td>U.S. Dollar</td><td colspan="1">114.50</td><td></td><td></td><td>113.31</td></tr>
<tr><td></td><td colspan="2">115.38</td><td></td><td></td></tr>
<tr><td></td><td colspan="3">116.19</td><td></td></tr>
<tr><td>Euro</td><td colspan="1">143.78</td><td></td><td></td><td>137.86</td></tr>
<tr><td></td><td colspan="2">145.97</td><td></td><td></td></tr>
<tr><td></td><td colspan="3">147.96</td><td></td></tr>
</table>

million dollars/euros

	(FY3/2007)		
	1Q	2Q	3Q
Balance of Assets in Major Foreign Currencies without Exchange Contract			
Cash and deposits (U.S.$)	3,015	2,934	2,904
Accounts receivable (U.S.$)	190	499	977
Cash and deposits (Euro)	928	752	968
Accounts receivable (Euro)	219	271	531

[Note] Accounts payable (U.S.$) as of Dec. 31, 2006: 287 million U.S. dollars

<table>
<tr><th></th><th colspan="3">(FY3/2007)</th></tr>
<tr><th></th><th>1Q</th><th>2Q</th><th>3Q</th></tr>
<tr><td>Purchases in U.S. Dollars</td><td colspan="3">0.8 billion</td></tr>
</table>

	(FY3/2007)			Previous year
	1Q	2Q	3Q	
Quarterly Exchange Rates				
U.S.$	115.24	117.90	119.11	117.47
Euro	146.00	149.77	156.50	142.81

Consolidated Result Forecast for the Fiscal Year

	Year ending Mar. 2007 announced on Jan. 10, 2007 (million yen)	Period ended Dec. 2006 (2006.4 - 2006.12) (million yen)
Net sales	900,000	712,589
Operating income	185,000	167,633
Recurring profit	210,000	220,713
Net income	120,000	131,916

Estimated Exchange Rates

exchange rates		average exchange rates	
U.S.$	115 yen	U.S.$	115.89 yen
Euro	143 yen	Euro	146.72 yen

Other Revenue/Expense Forecast

Advertising expenses	80,000 million yen
R&D expenses	37,000 million yen
Foreign exchange losses	10,000 million yen

Launch Schedule for the 4th Quarter (extract)

【Japan】

DS	Kaito Wario the Seven	2007/1/18
	Wishroom Tenshi no Kioku	2007/1/25
	Picross DS	2007/1/25
	Jet Impulse	2007/2/8
	Yoshi's Island DS	2007/3/8
Wii	Excite Truck	2007/1/18
	Fire Emblem Akatsuki no Megami	2007/2/22
	Eyeshield 21 Field Saikyo no Senshitachi	2007/3/8

【The United States】

DS	Yu-Gi-Oh! GX Spirit Caller	2007/1/2
	Hotel Dusk: Room 215	2007/1/22
	Diddy Kong Racing DS	2007/2/5
	Wario Master of Disguise	2007/3/5
	Custom Robo Arena	2007/3/19
Wii	Wario Ware: Smooth Moves	2007/1/15
	Wii Play (Wii Remote bundled)	2007/2/14

【Europe】

DS	Children of Mana	2007/1/12
	Magnetica	2007/1/26
	Star Fox Command	2007/1/26
	Contact	2007/2/2
	Mario Hoops 3-on-3	2007/2/16
	Mario vs. Donkey Kong 2: March of the Minis	2007/3/9
	Pokemon Ranger	2007/3/30
Wii	Wario Ware: Smooth Moves	2007/1/12
	Excite Truck	2007/2/16
	Sonic to Himitsu no Ring	March, 2007

Number of Titles Launched

units

Region		Platform		FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007 06.4-06.12	Life-to-date
Japan		Game Boy Advance	Nintendo	4	11	14	22	36	9	11	107
			OEM	21	132	191	134	129	67	5	679
			Total	25	143	205	156	165	76	16	786
		Nintendo DS	Nintendo					9	25	28	62
			OEM					17	122	163	302
			Total					26	147	191	364
		Nintendo GameCube	Nintendo		8	8	15	11	11	2	55
			OEM		14	69	74	32	26	5	220
			Total		22	77	89	43	37	7	275
		Wii	Nintendo							5	5
			OEM							16	16
			Total							21	21
Overseas	The Americas	Game Boy Advance	Nintendo		7	8	13	28	12	2	70
			OEM		142	213	132	153	158	99	897
			Total		149	221	145	181	170	101	967
		Nintendo DS	Nintendo					4	18	17	39
			OEM					14	79	103	196
			Total					18	97	120	235
		Nintendo GameCube	Nintendo		5	8	10	12	10	3	48
			OEM		37	151	115	87	74	36	500
			Total		42	159	125	99	84	39	548
		Wii	Nintendo							3	3
			OEM							30	30
			Total							33	33
	Other	Game Boy Advance	Nintendo		8	8	14	28	13	2	73
			OEM		137	195	128	107	157	93	817
			Total		145	203	142	135	170	95	890
		Nintendo DS	Nintendo					4	16	18	38
			OEM					12	68	98	178
			Total					16	84	116	216
		Nintendo GameCube	Nintendo			12	11	11	11	2	47
			OEM			138	116	69	56	25	404
			Total			150	127	80	67	27	451
		Wii	Nintendo							3	3
			OEM							24	24
			Total							27	27

[Note] Titles-Other consists of new titles released in the European and Australian markets.

Reference URL

The URL listed below includes IR information pages such as earnings releases and other information which helps you to confirm the Company's perspective for our business and vision for the future.

IR information
http://www.nintendo.co.jp/kessan/index.html

Wii project interviewed by President : The origination of Wii
http://www.nintendo.co.jp/wii/topics/interview/vol1/index.html

President's speech at Foreign Correspondents' Club of Japan (December 7, 2006)
http://www.nintendo.co.jp/n10/061207/index.html

Wii Preview (September 14, 2006)
http://www.nintendo.co.jp/wii/topics/wii_preview/index.html

Corporate management policy briefing (June 7, 2006)
http://www.irwebcasting.com/060607/03/74d18b0400/index.html

E3(the latest Wii news) (May 2006)
http://www.nintendo.co.jp/n10/e3_2006/index.html

Nintendo DS conference! 2006 spring (February 15, 2006)
http://www.nintendo.co.jp/ds/dsconference2006s/index.html

Nintendo DS conference! 2005 autumn (October 5, 2005)
http://www.nintendo.co.jp/ds/dsconference/index.html

E3(new hardware revealed!!) (May 2005)
http://www.nintendo.co.jp/n10/e3_2005/index.html

E3(Nintendo DS revealed!!) (May 2004)
http://www.nintendo.co.jp/n10/e3/index.html

END